January 22, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Celia Blye, Chief , Office of Global Security Risk
Jennifer Hardy, Special Counsel, Office of Global Security Risk

	Re:	Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2012
Filed May 30, 2012
File No. 0-29174

Dear Ms. Blye and Ms. Hardy:

We have received your comment letter dated December 21, 2012 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

General

Staff Comment No. 1:

Please tell us about your contacts with Iran, Syria and Sudan since your letters to us dated August 21, 2009 and October 2, 2009, and update us on the status of your disclosures to the U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of Commerce’s Bureau of Industry and Security. In this regard, we note that Iran’s Avajang Group’s website lists you as a vendor, includes your logo, provides a link to your website, and includes a page for Logitech products with photos of several of your gaming mice. We also note the disclosure on page 5 and elsewhere in your Form 10-K that you operate in regions including the Middle East and Africa. As you know, Iran, Syria and Sudan, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria and Sudan since your prior letters, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response to Comment No. 1:

Logitech does operate in regions including the Middle East and Africa. However, Logitech has not knowingly provided, directly or indirectly, any products, equipment, components, or technology to Iran, Syria or Sudan. Nor does Logitech have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Since our letters to the Staff dated August 21, 2009 and October 2, 2009 (the “Previous Letters”), Logitech has continued to actively employ policies, procedures, and systems for ensuring compliance with U.S. laws and regulations regarding export controls and economic sanctions, including a prohibition on sales of products to Iran, Syria and Sudan (“Restricted Countries”) and screening of each potential product shipment against various lists maintained by the U.S. Government of individuals and entities who are prohibited from receiving U.S.-origin products, software, technologies, services, or financial support (“Restricted Persons”). In addition, Logitech continues to maintain and regularly update policies and procedures for conducting our business in compliance with applicable U.S. government laws and regulations regarding, among other things, export controls and economic sanctions and, as necessary, to implement new policies and procedures to ensure compliance with such laws and regulations.

As indicated in our Previous Letters, Logitech is a global company. We sell our products to a network of retail distributors and resellers, to original equipment manufacturers (“OEMs”), as well as through our own e-commerce sites. In the normal course of our business, prior to any physical shipment, we collect and use identifying information about the proposed end-user and destination to, among other things, screen out any attempted orders from Restricted Persons, or individuals or entities in the Restricted Countries. In addition, our standard product distribution and sale contracts, including those entered into with distributors, resellers, and OEMs, continue to contain a provision requiring compliance with laws, including those regarding export controls and economic sanctions.

In this regard, we have confirmed that Iran’s Avajang Group is not an authorized dealer for Logitech’s products. Logitech is not aware of any association with the Avajang Group. We have not, directly or indirectly, authorized the Avajang Group to list Logitech as a vendor, to use Logitech’s logo, to provide a link to Logitech’s website, or to post photos of Logitech’s products. We are preparing a letter demanding that the Avajang Group remove our logo, the reference to us as a vendor, the link to our website, and the page of our products.

Since our Previous Letters, we have blocked downloads of the Company’s software from Restricted Countries through the implementation of Internet Protocol (“IP”) pinging. We have also limited downloads of our software to the Restricted Countries by limiting the population of relevant country information during the online product registration and account creation process for our hardware and software products to a pull-down menu that excludes the Restricted Countries as the end-use location. We review that list of countries periodically to ensure that it remains up to date. We have also implemented regular new hire and refresh training on export compliance by our Trade Compliance Service team for employees engaged in export logistics, website sales and maintenance, and related functions.

With respect to our voluntary self-disclosure that we filed with the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), we can report that OFAC has completed its review of the disclosure letters that we submitted on August 20, 2009 and November 4, 2009. OFAC closed the matter with the issuance of a Cautionary Letter on February 7, 2012. With respect to our voluntary self-disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), we can report that BIS has completed its review of the disclosure letters that we submitted on August 20, 2009 and November 3, 2009. BIS closed the matter with the issuance of a Warning Letter dated September 28, 2011. Thus, both of the voluntary self-disclosures with the U.S. government are now closed, and no penalties were assessed in these matters.

There have been no other material developments since our Previous Letters.

Staff Comment No. 2:

Please discuss the materiality of your contacts with Iran, Syria and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response to Comment No. 2:

As noted in our response to Comment No. 1, Logitech does not have material contacts with Iran, Syria or Sudan. We have not received any revenues associated with our products, software or services in connection with the Restricted Countries. In addition, we have not had over the past three years and do not currently have any assets or liabilities in such countries. As a result, there are no contacts with the Restricted Countries that would constitute a material investment risk for our security holders, either quantitatively or qualitatively. Other than the false and misleading claims on the Avajang Group’s website, which we are taking actions to attempt to correct, there are no reasons associated with doing business with U.S.-designated state sponsors of terrorism that would lead state or municipal governments, universities, or other investors to propose or adopt divestment or similar initiatives regarding Logitech. No such proposals or initiatives have been made to Logitech, and we are not aware of any proposals, plans or intentions to adopt such proposals or plans by any of our investors.

We take export control matters very seriously. In part because we take such matters very seriously, we continue to believe that such matters will not materially impact our reputation or share value or impact the investment decisions of investors, including those with the investment policies or initiatives that you cite.

*******

We acknowledge that:

•	Logitech is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Logitech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Guerrino De Luca, Chairman, Logitech International S.A.
Bracken Darrell, Chief Executive Officer and President, Logitech International S.A.

D. J. Garner, Director Global Trade Compliance, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Cory J. Starr, PricewaterhouseCoopers LLP